UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 5)*

Sonde Resources Corp.

(formerly Canadian Superior Energy Inc.)

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

8354261071

(CUSIP Number)

Julia Vax, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Seventh Floor
San Francisco, CA  94111-4024
(415) 434-1600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835426107	13D	Page 2 of 11 pages

(1)	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Source of Funds (see instructions)	OO
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
(6)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power	3,439,563
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	3,439,563
	(10).	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,439,563
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.5%
(14)	Type of Reporting Person (see instructions)		IA

CUSIP No. 835426107	13D	Page 3 of 11 pages

(1)	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
(2)		Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Source of Funds (see instructions)	WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
(6)		Citizenship or Place of Organization	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power	3,369,563
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	3,369,563
	(10).	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,369,563
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.4%
(14)	Type of Reporting Person (see instructions)		PN

CUSIP No. 835426107	13D	Page 4 of 11 pages

(1)	Names of Reporting Persons	STEELHEAD OFFSHORE PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Source of Funds (see instructions)	OO
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
(6)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	3,369,563
	(9)	Sole Dispositive Power	0
	(10).	Shared Dispositive Power	3,369,563
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,369,563
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.4%
(14)	Type of Reporting Person (see instructions)		OO

CUSIP No. 835426107	13D	Page 5 of 11 pages

(1)	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
(2)		Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Source of Funds (see instructions)	OO
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
(6)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	3,439,563
	(9)	Sole Dispositive Power	0
	(10).	Shared Dispositive Power	3,439,563
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,439,563
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.5%
(14)	Type of Reporting Person (see instructions)		IN/HC

CUSIP No. 835426107	13D	Page 6 of 11 pages

(1)	Names of Reporting Persons	BRIAN KATZ KLEIN
(2)		Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Source of Funds (see instructions)	OO
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
(6)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	3,439,563
	(9)	Sole Dispositive Power	0
	(10).	Shared Dispositive Power	3,439,563
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,439,563
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.5%
(14)	Type of Reporting Person (see instructions)		IN/HC

CUSIP No. 835426107	13D	Page 7 of 11 pages

Item 1.       Security and Issuer

This Amendment No. 5 (this “Amendment”) amends and supplements Amendment No. 4 to Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2009, by Steelhead Partners, LLC (“Steelhead”), Steelhead Offshore Partners, LLC (“Steelhead Offshore”), Steelhead Navigator Master, L.P. (“Navigator”), James Michael Johnston and Brian Katz Klein, relating to shares of common stock, no par value per share (the “Common Stock”), of Sonde Resources Corp. (formerly Canadian Superior Energy Inc.) (the “Issuer”). Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 2.       Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of Steelhead, Steelhead Offshore, Navigator, James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead, Steelhead Offshore, Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, WA  98004. The principal business address of Navigator is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda.

Navigator is a limited partnership, whose investment manager is Steelhead and whose general partner is Steelhead Offshore. Steelhead Offshore is a limited liability company, whose sole member is Steelhead and whose principal business is acting as the general partner of Navigator.  Steelhead is an investment adviser registered as such with the SEC. Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Offshore, Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Navigator, Steelhead Offshore, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Navigator is a Bermuda limited partnership, Steelhead Offshore is a Delaware limited liability company, and Mr. Johnston and Mr. Klein are United States citizens.

Item 5.       Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a)      Navigator beneficially owns 3,369,563 shares of Common Stock.  The percentage of Common Stock beneficially owned by Navigator is 5.4%.

Steelhead Offshore, as the general partner of Navigator, Steelhead, as the sole member of Steelhead Offshore and as the investment manager of Navigator and certain client accounts, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Navigator and/or such client accounts in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Steelhead Offshore, Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead Offshore, Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule 13D, Steelhead, Mr. Johnston and Mr. Klein beneficially own 3,439,563 shares of Common Stock (which includes all of the Issuer’s shares beneficially owned by Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 5.5%.

CUSIP No. 835426107	13D	Page 8 of 11 pages

The calculation of percentage of beneficial ownership in Item 13 of pages 2 - 6 of this Schedule 13D was derived from the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on August 6, 2010, in which the Issuer stated that the number of shares of its Common Stock outstanding as of June 30, 2010 was 62,296,347 shares.

Item 5(b) is amended and supplemented as follows:

(b)     Reference is made hereby to Items 7 to 10 of pages 2 - 6 of this Schedule 13D which Items are incorporated herein by reference.

Item 5(c) is amended and supplemented as follows:

(c)      During the past sixty days, the reporting persons sold the following shares of Common Stock in the open market:

Entity	Trade Date	Shares (#)	Price/Share ($)
Navigator	10-05-2010	50,000	3.0940
Navigator	10-13-2010	250,000	3.1580
Navigator	10-15-2010	3,500	3.0900
Navigator	10-29-2010	178,400	3.1420
Navigator	11-01-2010	25,000	3.1500
Navigator	11-01-2010	1,000	3.1800
Navigator	11-03-2010	42,100	3.1740
Navigator	11-04-2010	56,100	3.1920
Navigator	11-05-2010	6,900	3.1970
Navigator	11-08-2010	55,000	3.2570
Navigator	11-08-2010	32,000	3.2860

Item 7.       Material to Be Filed as Exhibits

No.	Exhibit
6.	Joint Filing Undertaking.

CUSIP No. 835426107	13D	Page 9 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE PARTNERS, LLC By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein

EXHIBIT 6

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D, as it may be amended, jointly on behalf of each of such parties.

Date: November 10, 2010	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE PARTNERS, LLC By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein